UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)

OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS

UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 1-12833

Energy Future Holdings Corp.

(Exact name of registrant as specified in its charter)

1601 Bryan Street

Dallas, Texas 75201-3411

(214) 812-4600

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.0001 par value

10.875% Senior Notes due 2017

11.250%/12.000% Senior Toggle Notes due 2017

9.75% Senior Secured Notes due 2019

10.000% Senior Secured Notes due 2020

5.55% Series P Notes due 2014

6.50% Series Q Notes due 2024

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☑

Approximate number of holders of record as of the certification date:

Common Stock, $0.0001 par value: 61

10.875% Senior Notes due 2017: 20

11.250%/12.000% Senior Toggle Notes due 2017: 24

9.75% Senior Secured Notes due 2019: 20

10.000% Senior Secured Notes due 2020: 5

5.55% Series P Notes due 2014: 34

6.50% Series Q Notes due 2024: 37

Pursuant to the requirements of the Securities Exchange Act of 1934, Energy Future Holdings Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 12, 2017	By:	/s/Paul M. Keglevic
	Name:	Paul M. Keglevic
	Title:	President, Chief Executive Officer, Chief Restructuring
Officer and Chief Accounting Officer

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